UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

GEORGIA GULF CORPORATION

(Name of Subject Company)

WESTLAKE CHEMICAL CORPORATION

(Names of Filing Persons – Offeror)

Common Stock, par value $0.01

(Title of Class of Securities)

373200302

(Cusip Number of Class of Securities)

Stephen Wallace

Vice President, General Counsel and Secretary

Westlake Chemical Corporation

2801 Post Oak Boulevard

Houston, Texas 77056

(713) 960-9111

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Jeffery B. Floyd

Stephen M. Gill

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated January 13, 2012.